Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-149970, 333-149970-01 to 333-149970-08

CAPMARK FINANCIAL GROUP INC.

SUPPLEMENT NO. 27 TO
MARKET MAKING PROSPECTUS DATED
JULY 14, 2008

THE DATE OF THIS SUPPLEMENT IS APRIL 27, 2009

On April 24, 2009, Capmark Financial Group Inc. filed the attached
Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2009

CAPMARK FINANCIAL GROUP INC.
(Exact name of registrant as specified in its charter)

Nevada	333-146211	91-1902188
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification Number)

116 Welsh Road Horsham, Pennsylvania		19044
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (215) 328-4622

Not applicable.

(Former names or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02  Results of Operations and Financial Condition.

On April 24, 2009, Capmark Financial Group Inc. (the “Company”) issued a press release reporting its operating results for the fourth quarter and full year 2008, and the availability of the Company’s fourth quarter financial supplement on the Company’s Web site. Copies of the press release and the financial supplement are furnished as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K and are hereby incorporated by reference in this Item 2.02.

The information contained in this Current Report on Form 8-K, including the Exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release Announcing Operating Results for the Fourth Quarter and Full Year 2008.
99.2	Financial Supplement for the Fourth Quarter of 2008.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Capmark Financial Group Inc.

/s/ Gregory J. McManus
Date: April 24, 2009	Name:	Gregory J. McManus
	Title:	Executive Vice President, Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Announcing Operating Results for the Fourth Quarter and Full Year 2008.
99.2	Financial Supplement for the Fourth Quarter of 2008.

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Exhibit 99.1

Capmark Financial Group Inc. Reports Fourth Quarter and

Full Year 2008 Operating Results

Horsham, Pa — April 24, 2009

Capmark Financial Group Inc. (“Capmark”) today reported a net loss of $1.1 billion for the quarter ended December 31, 2008 compared to a net loss of $11.2 million for the quarter ended December 31, 2007.  The operating results for the fourth quarter of 2008 were adversely affected by continued disruptions in the capital and financial markets and the deterioration of the global economy.  These conditions contributed to pre-tax valuation losses on loans, investments and real estate of $741.3 million in the fourth quarter of 2008 compared to pre-tax valuation losses of $100.4 million in the fourth quarter of 2007.

On February 25, 2009, Capmark reported a preliminary pre-tax loss of approximately $800 million for the fourth quarter of 2008, pending additional review of certain accounts, including deferred tax assets, intangibles, and certain investments, for recoverability or impairment.  The review resulted in an increase in pre-tax losses of approximately $73.8 million, for a total pre-tax loss for the fourth quarter of $873.8 million.  The additional $73.8 million pre-tax loss was due to additional impairments on investment securities and tax credit equity investments totaling $71.2 million and additional valuation charges on mortgage loans of $2.6 million.  Additionally, Capmark increased its after-tax valuation allowance on its deferred tax assets by approximately $276 million due to the uncertainty that related net operating losses and tax credits would be realized in the future, for a total valuation allowance on its federal and foreign deferred tax assets of $389.7 million as of December 31, 2008.

For the year ended December 31, 2008, Capmark reported a net loss of $1.4 billion compared to net income of $280.3 million for the year ended December 31, 2007.  The 2008 loss was primarily attributable to increased net losses on loans, investments and real estate, including net losses on loans of $1.0 billion in 2008 compared to net losses on loans of $128.4 million in 2007, and the $389.7 million valuation allowance on its federal and foreign deferred tax assets as of December 31, 2008.

Consolidated Financial Review

Three months ended December 31, 2008 compared to three months ended December 31, 2007

Capmark’s loss after income taxes totaled $1.1 billion for the three months ended December 31, 2008 compared to a net loss of $11.2 million for the three months ended December 31, 2007. The 2008 fourth quarter loss was primarily attributable to net losses on loans, investments and real estate, higher provision for loan losses and the $389.7 million impact of establishing a valuation allowance on the federal and international deferred tax assets.

Capmark’s provision for loan losses totaled $122.0 million for the three months ended December 31, 2008 compared to $9.3 million for the three months ended December 31, 2007. The increase of $112.7 million reflects an overall increase in loans held for investment, an increase in impaired loans, and the impact of declining asset quality on non-impaired loans.

Net losses, a component of noninterest income, totaled $656.5 million for the three months ended December 31, 2008 compared to $102.6 million for the three months ended December 31, 2007.  The increase of $553.9 million primarily resulted from downward changes in fair value on the portfolio of loans held for sale and net losses on investments and real estate due to impairment charges on real estate investments in the Asian Operations business segment and impairment charges on those investment securities classified as available for sale that were previously in an unrealized loss position as of December 31, 2008 where Capmark determined that it may no longer have the ability to hold these investments for a period of time sufficient to allow for recovery in fair value.

Income tax expense totaled $188.2 million for the three months ended December 31, 2008 compared to an income tax benefit of $0.8 million for the three months ended December 31, 2007 as a result of establishing a valuation allowance on the deferred tax assets due to the uncertainty that related net operating losses and tax credits would be realized in the future.  Prior to recording the valuation allowance, Capmark would have reflected a $201.5 million tax benefit.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Capmark incurred a loss after income taxes of $1.4 billion for the year ended December 31, 2008 compared to income after income taxes of $280.3 million for the year ended December 31, 2007. The 2008 loss was primarily attributable to lower noninterest income due to net losses on loans, investments and real estate, higher provision for loan losses and lower fee and investment income, partially offset by a reduction in noninterest expense. Capmark also established a $389.7 million valuation allowance as of December 31, 2008 on its federal and foreign deferred tax assets.

Capmark’s provision for loan losses totaled $179.7 million for the year ended December 31, 2008 compared to $32.7 million for the year ended December 31, 2007. The $147.0 million increase reflects an overall increase in Capmark’s loans held for investment, an increase in impaired loans for which a specific allowance is recorded and the impact of declining asset quality on non-impaired loans due to challenging economic conditions.

Net losses totaled $1.2 billion for the year ended December 31, 2008 compared to net gains of $12.6 million for the year ended December 31, 2007. Net losses on loans totaled $1.0 billion for the year ended December 31, 2008 primarily resulting from downward changes in fair value on the portfolio of loans held for sale and losses on interests in European loans that were sold in April 2008 compared to net losses on loans of $128.4 million for the year ended December 31, 2007.  Net losses on investments and real estate totaled $326.9 million for the year ended December 31, 2008, primarily due to impairment charges on real estate investments in the Asian Operations business segment and impairment charges on those investment securities classified as available for sale that were previously in an unrealized loss position as of December 31, 2008 where Capmark determined that it may no longer have the ability to hold these investments for a period of time sufficient to allow for recovery in fair value, compared to net gains of $65.1 million for the year ended December 31, 2007.

Capmark’s fee and investment income totaled $468.3 million for the year ended December 31, 2008 compared to $895.5 million for the year ended December 31, 2007. The $427.2 million decrease was largely due to $206.2 million in losses from equity investments in joint ventures and partnerships in the year ended December 31, 2008 caused by adverse market conditions that resulted in declines in the fair value of assets held in such joint ventures and partnerships compared to $56.0 million in income from equity investments in joint ventures and partnerships in the year ended December 31, 2007. Fee and investment income also declined due to lower trust

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fees, lower investment banking fees and lower performance-based asset management fees earned in 2007 that were not achieved in 2008.

Capmark’s noninterest expense totaled $783.3 million for the year ended December 31, 2008 compared to $889.4 million for the year ended December 31, 2007.  The decline of $106.1 million was primarily due to a $110.6 million decrease in compensation and benefits due to lower fixed and variable compensation costs related to a reduction in headcount and the decline in operating results.

Going Concern Considerations and Lender Negotiations

Throughout 2008, Capmark incurred operating losses due principally to fair value adjustments on its loans held for sale, real estate and investment portfolios and an increase in the provision for loan losses on the portfolio of loans held for investment.  The combination of pre-tax operating losses and valuation allowances on Capmark’s deferred tax assets recognized in the fourth quarter of 2008 have contributed to a significant decline in Capmark’s stockholders’ equity. As a result, Capmark was not in compliance with the leverage ratio covenant in the senior credit facility and bridge loan agreement as of the quarter ended December 31, 2008. However, the required lenders under the senior credit facility and the bridge loan agreement have agreed to waive Capmark’s compliance with the leverage ratio covenant as of the quarters ended December 31, 2008 and March 31, 2009 and the requirement to deliver its annual audited financial statements within 110 days after year end. These waivers are effective through May 8, 2009.

In light of adverse market conditions and Capmark’s operating results as well as the negative effect on its liquidity from the near-term maturity of the bridge loan, Capmark entered into discussions with the lenders under its senior credit facility and bridge loan agreement. These discussions have included negotiating modifications to certain terms of the senior credit facility and bridge loan agreement, including the waivers described above.  Additionally, as of April 20, 2009, lenders representing approximately 94% of the outstanding loans under the bridge loan agreement have agreed to extend the maturity date of the bridge loan to May 8, 2009.

Unless the lenders under the senior credit facility and bridge loan agreement continue to waive or eliminate the leverage ratio covenant beyond May 8, 2009, further extend the maturity of the bridge loan agreement and otherwise restructure the senior credit facility and bridge loan agreement, upon expiration of the waivers Capmark will be in default under these agreements and the majority lenders under such agreements can immediately declare all loans due and payable. Any such acceleration of the maturity of the debt obligations would permit Capmark’s senior noteholders and certain other lenders and contractual counterparties to terminate and/or accelerate the maturity of obligations due under other financing instruments and agreements, including the senior notes. If the lenders, noteholders, and/or other counterparties demand immediate repayment of all of the obligations, Capmark would likely be unable to pay all such obligations. If Capmark has not otherwise been able to recapitalize, refinance, or raise additional liquidity by selling some or all of its assets or through some other form of restructuring, it will have to seek to reorganize under Chapter 11 of the United States Bankruptcy Code. Due to these conditions and events, substantial doubt exists about Capmark’s ability to continue as a going concern. Capmark’s management believes that access to capital markets is extremely limited in the current economic environment and it is unlikely that it will be able to access new capital if it is unable to complete the restructuring of the senior credit facility and bridge loan agreement.

Capmark plans to continue to negotiate with its lenders in an effort to complete a restructuring of the senior credit facility and bridge loan agreement. There is no assurance that Capmark will be able to restructure its borrowing arrangements on acceptable terms, if any, or obtain further

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waivers to or elimination of the leverage ratio covenant to adequately reduce the risk of default in the near future.  Capmark continues to actively manage its assets and intends to reduce its overall debt while seeking to maintain adequate liquidity to support its operations. Further, Capmark’s management is focused on maintaining appropriate regulatory capital at Capmark Bank, a Utah industrial bank.

The consolidated financial statements have been prepared on the basis that Capmark will continue as a going concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include any adjustments to reflect possible future effects on the recoverability and classification of assets, or the amounts of liabilities that may result from the outcome of Capmark’s discussions with the lenders under the senior credit facility and bridge loan agreement, which would affect its ability to continue as a going concern.

Liquidity

As of December 31, 2008, Capmark had readily available cash and U.S. Treasury securities classified as trading (excluding restricted cash and cash held by Capmark Bank) of approximately $1.7 billion.

During the year ended December 31, 2008, net cash provided by operating activities totaled $1.2 billion. The European loan sale in April 2008 generated approximately $1.8 billion in cash, the proceeds of which were primarily used to repay indebtedness.

Capmark used net cash of $1.3 billion in investing activities for the year ended December 31, 2008, primarily for the origination of loans held for investment totaling $2.9 billion, which was offset in part by the receipt of approximately $1.5 billion from the repayment of loans held for investment. For the year ended December 31, 2008, Capmark used approximately $376.9 million of net cash in its financing activities, in large part due to a net decrease of $398.1 million in short-term borrowings.

In the fourth quarter of 2008, Capmark continued to take actions to maintain liquidity to support its business operations, such as focusing its efforts on originating loans for government-sponsored programs and third parties of $2.0 billion in the fourth quarter and $8.3 billion for the year ended December 31, 2008. In addition, Capmark has materially reduced its proprietary originations, other than funding of previously committed loans, and substantially all 2008 originations were funded by Capmark Bank.

Asset Quality

Challenging economic conditions resulted in declining loan asset quality, adverse credit migration and increases in non-performing loans in recent quarters, particularly during the fourth quarter of 2008.  As of December 31, 2008, the carrying value of Capmark’s held for investment loan portfolio was $8.2 billion, net of an allowance for loan losses totaling $108.2 million and fair value and other adjustments totaling $56.0 million as a result of prior valuation adjustments on loans transferred in a prior year from held for sale designation.

As of December 31, 2008, Capmark’s held for sale loan portfolio was carried at a fair value of $4.0 billion representing an aggregate discount of approximately $816.6 million to the portfolio’s aggregate unpaid principal balance of $4.8 billion.

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As of December 31, 2008, total reserves on the held for investment and held for sale loan portfolios (including allowance for loan losses and fair value and other adjustments) were 7.5% of the unpaid principal balance of the loan portfolio.

As of December 31, 2008, Capmark’s real estate investments had a carrying value of approximately $1.8 billion, which reflects Capmark recording impairment charges of $182.4 million during 2008 related to its real estate holdings in Asia.

Selected loan portfolio information:

•                  As of December 31, 2008, Capmark’s total loan portfolio totaled $12.2 billion, down from $14.7 billion as of December 31, 2007.

•                  The ratio of Capmark’s originated non-performing assets, net of specific reserves, to total assets was 3.5% as of December 31, 2008 compared to 0.9% as of December 31, 2007.

•                  As of December 31, 2008, 97.6% of Capmark’s loan portfolio was comprised of first lien commercial mortgage loans with an average loan size of $8.5 million.

•                  As of December 31, 2008, Capmark had:

•                  total outstanding land loans of approximately $387.7 million, or 1.9% of total assets;

•                  total outstanding condominium loans of approximately $190.2 million, or 0.9% of total assets; and

•                  approximately $129.2 million, or 0.6% of total assets, of fixed rate U.S. loans originated specifically for CMBS securitizations.

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Segment Condensed Financial Results

The following tables present unaudited selected summary financial information for each of Capmark’s six business segments and corporate and other (amounts in millions):

	(unaudited) Three months ended December 31,		(unaudited) Year ended December 31,
	2008	2007	2008	2007
Net Revenue:
North American Lending and Mortgage Banking	$(330.3)	$47.5	$(194.4)	$424.1
North American Investments and Funds Management	(182.7)	(3.4)	(193.8)	217.9
North American Servicing	67.5	96.9	287.9	397.3
Asian Operations	(176.4)	48.7	(207.7)	199.8
European Operations	(105.0)	(15.3)	(373.8)	89.3
North American Affordable Housing	(65.4)	(5.2)	(32.1)	48.4
Subtotal	(792.3)	169.2	(713.9)	1,376.8
Corporate and Other	63.1	(18.3)	42.2	(164.7)
Consolidated	$(729.2)	$150.9	$(671.7)	$1,212.1

(Loss) Income Before Income Taxes:

North American Lending and Mortgage Banking	$(393.1)	$16.6	$(373.6)	$170.4
North American Investments and Funds Management	(155.5)	4.1	(186.2)	149.5
North American Servicing	24.8	48.3	99.3	192.1
Asian Operations	(188.5)	17.6	(289.5)	106.4
European Operations	(110.7)	(28.6)	(408.5)	35.5
North American Affordable Housing	(72.2)	(17.6)	(66.6)	2.4
Subtotal	(895.2)	40.4	(1,225.1)	656.3
Corporate and Other	21.4	(52.4)	(119.4)	(209.2)
Consolidated	$(873.8)	$(12.0)	$(1,344.5)	$447.1

	(unaudited) December 31, 2008	(unaudited) December 31, 2007
Total Assets:
North American Lending and Mortgage Banking	$11,597.3	$12,159.8
North American Investments and Funds Management	772.3	1,050.6
North American Servicing	901.1	894.3
Asian Operations	2,886.3	2,789.0
European Operations	538.7	3,068.1
North American Affordable Housing	891.9	1,084.8
Subtotal	17,587.6	21,046.6
Corporate and Other	3,050.6	2,217.8
Consolidated	$20,638.2	$23,264.4

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Segment Analysis

Year ended December 31, 2008 compared to year ended December 31, 2007

North American Lending and Mortgage Banking

Capmark’s North American Lending and Mortgage Banking segment reported a loss before income taxes of $373.6 million for the year ended December 31, 2008 compared to income before income taxes of $170.4 million for the year ended December 31, 2007. The $544.0 million decrease was driven primarily by adverse market conditions resulting in downward changes in fair value on Capmark’s portfolio of loans held for sale, increased loan loss reserves and a decrease in fee income. These negative trends were partially offset by lower noninterest expense and higher net interest income.

Net interest income totaled $320.6 million for the year ended December 31, 2008 compared to $287.5 million for the year ended December 31, 2007. The $33.1 million increase was primarily the result of a $27.2 million increase in accretion income on loans transferred to held for investment in the second half of 2007 that were previously classified as held for sale.

Noninterest income was a negative $413.2 million for the year ended December 31, 2008 compared to $155.4 million for the year ended December 31, 2007. The $568.6 million decline was driven by an increase in net losses and a decrease in placement fees and investment banking fees. Net losses totaled $561.0 million for the year ended December 31, 2008 compared to net losses of $134.8 million for the year ended December 31, 2007. The $426.2 million increase in net losses was primarily attributable to a $414.6 million increase in valuation losses on loans held for sale due to adverse credit market conditions. Placement fees declined $94.2 million due to a decrease in loan origination volume to $9.8 billion in 2008 from $23.5 billion in 2007. Investment banking fees declined $33.0 million due primarily to a reduction in military housing placement volume to $578.3 million in 2008 from $2.1 billion in 2007.

The provision for loan losses totaled $101.8 million for the year ended December 31, 2008 compared to $18.8 million for the year ended December 31, 2007. The $83.0 million increase in provision for loan losses was primarily due to the impact of adverse risk-rating migration within the loan portfolio due to challenging economic conditions, an overall increase in loans held for investment and an increase in impaired loans for which a specific allowance is recorded.

Noninterest expense totaled $215.2 million for the year ended December 31, 2008 compared to $298.7 million for the year ended December 31, 2007. The $83.5 million decrease was primarily driven by a $91.6 million decline in compensation and benefits due to a reduction in incentive compensation related to a decline in loan origination volume and operating results partially offset by a $26.5 million impairment of goodwill.

North American Investments and Funds Management

Capmark’s North American Investments and Funds Management segment incurred a loss before income taxes of $186.2 million for the year ended December 31, 2008 compared to income before income taxes of $149.5 million for the year ended December 31, 2007. The $335.7 million decrease was primarily driven by a reduction in income from equity investments in joint ventures and partnerships due to downward changes in the fair value of investment funds in which Capmark co-invests with third-party investors, and losses from downward changes in the fair value of investment securities and loans, partially offset by a reduction in noninterest expense.

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Noninterest income was a negative $196.4 million for the year ended December 31, 2008 compared to a positive $209.9 million for the year ended December 31, 2007. The $406.3 million decrease was primarily the result of losses on equity investments in joint ventures and partnerships, losses from downward changes in fair value of investment securities and loans, and lower placement fees and asset management fees.  Income from equity investments in joint ventures and partnerships, excluding asset sales, decreased $233.9 million primarily due to declines in the fair value of assets held through such joint ventures and partnerships.  Net losses incurred from downward changes in fair value of loans increased $33.9 million due to continuing adverse market conditions.

Noninterest expense totaled $35.4 million for the year ended December 31, 2008 compared to $75.9 million for the year ended December 31, 2007. The $40.5 million decrease was primarily due to a reduction in incentive compensation expense of $38.6 million related to the decline in operating results.

North American Servicing

Capmark’s North American Servicing segment had income before income taxes of $99.3 million for the year ended December 31, 2008 compared to $192.1 million for the year ended December 31, 2007. The $92.8 million decrease was primarily driven by lower noninterest income, partially offset by lower noninterest expense.

Noninterest income totaled $306.3 million for the year ended December 31, 2008 compared to $403.8 million for the year ended December 31, 2007. The $97.5 million decrease was driven by lower trust fees, mortgage servicing fees, other fees, and net gains. Trust fees are interest rate sensitive and decreased $64.9 million due to the lower interest rate environment. Mortgage servicing fees decreased $17.3 million primarily as a result of lower assumption fees and a shift toward assets which generated lower fees.  Other fees declined $13.6 million and net gains declined $1.3 million primarily as a result of lower defeasance fees and the absence of revenues and gain on sale from Capmark’s former technology subsidiary, EnableUS, Inc., which was sold during the year ended December 31, 2007.

Noninterest expense totaled $188.6 million for the year December 31, 2008 compared to $205.2 million for the year ended December 31, 2007. The $16.6 million decrease was primarily driven by lower incentive compensation related primarily to the decline in operating results.

Asian Operations

Capmark’s Asian Operations segment incurred a loss before income taxes of $289.5 million for the year ended December 31, 2008 compared to income before income taxes of $106.4 million for the year ended December 31, 2007.  The $395.9 million decrease was driven primarily by reductions in noninterest income and an increase in provision for loan losses.

Noninterest income totaled a negative $144.8 million for the year ended December 31, 2008 compared to a positive $156.6 million for the year ended December 31, 2007. The $301.4 million decrease was driven primarily by net losses.  Net losses totaled $211.7 million for the year ended December 31, 2008 compared to net gains of $74.4 million for the year ended December 31, 2007.  The unfavorable variance of $286.1 million was due to real estate impairment charges of $182.4 million and downward changes in fair value of loans held for sale totaling $51.1 million.

The provision for loan losses totaled $76.3 million for the year ended December 31, 2008 compared to $11.9 million for the year ended December 31, 2007.  The $64.4 million increase

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was due to difficult market conditions for Japanese and Taiwanese real estate assets which provide the collateral for the portfolio of acquired non-performing loans.

European Operations

Capmark’s European Operations segment incurred a loss before income taxes of $408.5 million for the year ended December 31, 2008 compared to income before income taxes of $35.5 million for the year ended December 31, 2007. The $444.0 million decrease was primarily due to net realized and unrealized losses resulting from significant downward changes in fair value recognized on the portfolio of loans held for sale in Europe.

Noninterest income was a negative $391.6 million for the year ended December 31, 2008 compared to a positive $52.0 million for the year ended December 31, 2007. The $443.6 million decrease was primarily due to an increase in net losses, losses on equity in income of joint ventures and partnerships. Net losses totaled $407.5 million for the year ended December 31, 2008 compared to net losses of $46.8 million in 2007. The current year losses were primarily due to losses on interests in 39 loans that were sold in April 2008 to a third-party institutional buyer. Equity in income of joint ventures and partnerships decreased $57.6 million due to operating losses incurred by the underlying investments in 2008 and profits recognized on the disposal of assets in 2007.

North American Affordable Housing

Capmark’s North American Affordable Housing segment incurred a loss before income taxes of $66.6 million for the year ended December 31, 2008 compared to income before income taxes of $2.4 million for the year ended December 31, 2007. The $69.0 million decrease was primarily attributable to a decrease in noninterest income.

Noninterest income was a negative $34.5 million for the year ended December 31, 2008 compared to a positive $51.4 million for the year ended December 31, 2007. The decrease of $85.9 million was primarily attributable to a gain of approximately $71.5 million on the sale of a majority of the affordable housing debt platform in February 2007, partially offset by a $29.0 million reduction in LIHTC loss reserves due to the repeal of legislation in the third quarter of 2008 that previously required such reserves and a $13.6 million reduction in losses related to other LIHTC yield guarantees.

Supplemental Financial Information

The related financial supplement and Capmark’s Form 10-K for the year ended December 31, 2008 may be found on Capmark’s Web site under “Investor Relations” in the drop-down menu “About Us.”

About Capmark®:

Capmark is a diversified company that provides a broad range of financial services to investors in commercial real estate-related assets. Capmark has three core businesses: lending and mortgage banking, investments and funds management, and servicing. Capmark operates in North America, Europe and Asia.

Media Contact:	Investor Relations Contact:

Joyce Patterson	Bob Sullivan

215-328-3842	215-328-1329

Joyce.Patterson@capmark.com	Investor.relations@capmark.com

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Forward-Looking Statements

Certain statements in this release may constitute forward-looking statements. These statements are based on management’s current expectations and beliefs but are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Capmark refers you to the documents that it files from time to time with the Securities and Exchange Commission, such as Capmark’s Forms 10-Q and 10-K which contain additional important factors that could cause its actual results to differ from its current expectations and from the forward-looking statements contained in this press release.

Such forward-looking statements are made only as of the date of this release. Capmark expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Capmark’s expectations with regard thereto or changes in events, conditions, or circumstances on which any such statement is based.

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CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

(in millions, except per share data)

	Three months ended December 31, 2008	Three months ended December 31, 2007
Net Interest Income
Interest income	$217.9	$343.4
Interest expense	172.5	247.3
Net interest income	45.4	96.1
Provision for loan losses	122.0	9.3
Net interest income after provision for loan losses	(76.6)	86.8
Noninterest Income
Net (losses)	(656.5)	(102.6)
Fee and investment income	3.9	166.7
Total noninterest income	(652.6)	64.1
Net Revenue	(729.2)	150.9
Noninterest Expense
Compensation and benefits	60.7	93.2
Other expenses	140.1	149.6
Total noninterest expense	200.8	242.8
(Loss) income before minority interest and income tax (benefit) provision	(930.0)	(91.9)
Minority interest income	56.2	79.9
(Loss) income before income tax (benefit) provision	(873.8)	(12.0)
Income tax (benefit) provision	188.2	(0.8)
Net (Loss) Income	$(1,062.0)	$(11.2)

Basic net (loss) income per share:
Net (loss) income per share	$(2.47)	$(0.03)
Weighted average shares outstanding	429.9	433.4

Diluted net (loss) income per share:
Net (loss) income per share	$(2.47)	$(0.03)
Weighted average shares outstanding	429.9	433.4

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CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Statement of Operations (Unaudited)

(in millions, except per share data)

	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Net Interest Income
Interest income	$959.6	$1,251.2
Interest expense	761.0	914.5
Net interest income	198.6	336.7
Provision for loan losses	179.7	32.7
Net interest income after provision for loan losses	18.9	304.0
Noninterest Income
Net (losses) gains	(1,158.9)	12.6
Fee and investment income	468.3	895.5
Total noninterest income	(690.6)	908.1
Net Revenue	(671.7)	1,212.1
Noninterest Expense
Compensation and benefits	303.9	414.5
Other expenses	479.4	474.9
Total noninterest expense	783.3	889.4
(Loss) income before minority interest and income tax (benefit) provision	(1,455.0)	322.7
Minority interest income	110.5	124.4
(Loss) income before income tax (benefit) provision	(1,344.5)	447.1
Income tax (benefit) provision	8.3	166.8
Net (Loss) Income	$(1,352.8)	$280.3

Basic net (loss) income per share:
Net (loss) income per share	$(3.13)	$0.65
Weighted average shares outstanding	431.7	433.1

Diluted net (loss) income per share:
Net (loss) income per share	$(3.13)	$0.65
Weighted average shares outstanding	431.7	434.3

12

CAPMARK FINANCIAL GROUP INC.

Condensed Consolidated Balance Sheet (Unaudited)

(in millions)

	December 31, 2008	December 31, 2007
Assets
Cash, cash equivalents, and restricted cash	$874.4	$1,436.8
Investment securities:
Trading	1,457.4	185.7
Available for sale	844.0	949.7
Loans held for sale	3,970.7	7,783.8
Loans held for investment, net of allowance for loan losses of $108.2 million as of December 31, 2008 and $28.8 million as of December 31, 2007	8,208.0	6,891.7
Real estate investments	1,844.9	1,748.6
Equity investments	1,568.0	1,984.1
Mortgage servicing rights	817.2	890.6
Other assets	1,053.6	1,393.4
Total assets	$20,638.2	$23,264.4
Liabilities and Stockholders’ Equity
Liabilities:
Short-term borrowings	$3,310.8	$3,832.6
Long-term borrowings	8,282.8	8,307.7
Deposit liabilities	5,690.9	5,552.6
Real estate syndication proceeds and related liabilities	1,258.7	1,563.2
Other liabilities	689.7	1,069.0
Total liabilities	19,232.9	20,325.1
Commitments and Contingent Liabilities	—	—
Minority Interest	186.4	330.2
Mezzanine Equity	72.9	102.4
Stockholders’ Equity:
Preferred Stock	—	—
Common Stock	0.4	0.4
Other stockholders’ equity	1,145.6	2,506.3
Total stockholders’ equity	1,146.0	2,506.7
Total liabilities and stockholders’ equity	$20,638.2	$23,264.4

13

Exhibit 99.2

CAPMARK FINANCIAL GROUP INC.
(“CAPMARK”)

Financial Supplement

FOURTH QUARTER 2008

Table of Contents

Page #
Notice and Forward-Looking Statement Disclosure	2
Property Type Diversification	3
Geographic Diversification	4
Loan Vintage	5
Funded Loans and Unfunded Commitments	6
Weighted Average Loan To Value	7
Non-Performing Assets	8
Loan Maturities	9
Loan Originations	10
Capmark’s Debt Ratings - Long Term and Short Term	11
Capmark’s Servicer Ratings	12
Capmark’s Global Servicing Portfolio	13
Capmark Investments’ Assets Under Management	14

Notice

All financial information included herein is unaudited.

The information should be read in conjunction with Capmark’s press release announcing its fourth quarter 2008 financial results issued April 24, 2009.  The information in this Financial Supplement speaks as of the respective dates set forth herein and Capmark disclaims any obligation to update this report after such dates.

Forward-Looking Statement Disclosure

Certain statements in this report may constitute forward-looking statements. These statements are based on management’s current expectations and beliefs but are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among others, adverse changes in debt and capital markets conditions, which may adversely impact Capmark’s access to capital on acceptable terms or the value or salability of our real estate related investments; interest rate and credit spread fluctuations; adverse changes in commercial real estate markets; changes in general economic and business conditions, which will, among other things, affect the amount Capmark may earn on products and services and the availability and credit worthiness of its customers; changes in applicable laws and regulations; risks posed by competition; currency risks and other risks associated with international markets.

Such forward-looking statements are made only as of the date of this release. Capmark expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Capmark’s expectations with regard thereto or changes in events, conditions, or circumstances on which any such statement is based.

####

Property Type Diversification - Capmark’s Global Loan Portfolio(1)

Dollars in Millions

	Property Type Diversification
	December 31, 2005						December 31, 2006
Property Type	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%
Multifamily	$1,173.6	25.5%	$2,167.0	27.3%	$3,340.6	26.7%	$709.6	20.0%	$1,843.0	22.6%	$2,552.6	21.8%
Retail	727.4	15.8	1,029.0	13.0	1,756.4	14.0	526.3	14.8	1,297.0	15.9	1,823.3	15.6
Office	704.7	15.3	1,900.9	24.0	2,605.6	20.8	662.1	18.6	2,298.2	28.2	2,960.3	25.3
Hospitality	1,126.3	24.5	788.0	9.9	1,914.3	15.3	741.1	20.9	646.2	7.9	1,387.3	11.8
Healthcare	455.7	9.9	984.2	12.4	1,439.9	11.5	568.6	16.0	546.3	6.7	1,114.9	9.5
Mixed-Use(3),(4)	407.1	9.0	1,063.4	13.4	1,470.5	11.7	342.9	9.7	1,525.9	18.7	1,868.8	16.0
Other
Industrial
Land
Condominium		See note 4						See note 4
Golf Course
All Other
Total	$4,594.8	100.0%	$7,932.5	100.0%	$12,527.3	100.0%	$3,550.6	100.0%	$8,156.6	100.0%	$11,707.2	100.0%

Dollars in Millions

	Property Type Diversification
	December 31, 2007						December 31, 2008
Property Type	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%
Multifamily	$1,317.8	20.8%	$1,503.3	18.0%	$2,821.1	19.2%	$1,423.9	17.7%	$943.6	22.2%	$2,367.5	19.3%
Retail	635.9	10.0	2,171.2	26.0	2,807.1	19.1	680.3	8.5	626.6	14.8	1,306.9	10.6
Office	1,428.4	22.4	1,616.1	19.3	3,044.5	20.7	1,788.0	22.2	747.4	17.6	2,535.4	20.6
Hospitality	1,238.4	19.5	311.3	3.7	1,549.7	10.5	1,921.0	23.9	227.1	5.4	2,148.1	17.5
Healthcare	1,088.9	17.2	481.4	5.8	1,570.3	10.7	1,365.7	17.0	334.3	7.9	1,700.0	13.8
Mixed-Use(3)	101.5	1.6	1,319.5	15.8	1,421.0	9.7	163.1	2.0	645.2	15.2	808.3	6.6
Other
Industrial	87.5	1.4	123.3	1.5	210.8	1.4	110.0	1.4	137.2	3.2	247.2	2.0
Land	136.7	2.2	273.8	3.2	410.5	2.8	96.1	1.2	291.6	6.9	387.7	3.2
Condominium	35.0	0.6	198.8	2.4	233.8	1.6	36.0	0.4	154.2	3.6	190.2	1.6
Golf Course	271.8	4.3	11.0	0.1	282.8	1.9	308.2	3.8	—	0.0	308.2	2.5
All Other	1.7	0.0	350.9	4.2	352.6	2.4	152.5	1.9	134.9	3.2	287.4	2.3
Total	$6,343.6	100.0%	$8,360.6	100.0%	$14,704.2	100.0%	$8,044.8	100.0%	$4,242.1	100.0%	$12,286.9	100.0%

(1)          Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)          Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.

(3)          “Mixed-use” consists of loans secured by properties with more than one commercial real estate property type and loans secured by pools of mixed property types.

(4)          As of December 31, 2005 and 2006, “Mixed Use” includes the property types included in the “Other” heading.

Geographic Diversification - Capmark’s Global Loan Portfolio (1)

Dollars in Millions

Geographic Diversification

	December 31, 2005
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$479.0	10.4%	$964.0	12.2%	$1,443.0	11.5%
Metropolitan New York	352.2	7.7	364.7	4.6	716.9	5.7
Washington DC	270.3	5.9	287.2	3.6	557.5	4.5
Philadelphia	181.8	4.0	245.5	3.1	427.3	3.4
Northern California	94.2	2.0	271.0	3.4	365.2	2.9
Orlando	240.1	5.2	98.7	1.2	338.8	2.7
Dallas	86.1	1.9	175.3	2.2	261.4	2.1
Other - North America	2,891.1	62.9	2,938.8	37.0	5,829.9	46.5
Europe	—	—	1,773.3	22.4	1,773.3	14.2
Asia	—	—	814.0	10.3	814.0	6.5

Total	$4,594.8	100.0%	$7,932.5	100.0%	$12,527.3	100.0%

	December 31, 2006
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$488.2	13.8%	$687.7	8.4%	$1,175.9	10.0%
Metropolitan New York	147.6	4.2	273.4	3.4	421.0	3.6
Washington DC	111.8	3.1	235.7	2.9	347.5	3.0
Boston	189.4	5.3	102.0	1.3	291.4	2.5
Phoenix	91.9	2.6	194.5	2.4	286.4	2.4
London	—	0.0	276.1	3.4	276.1	2.4
Dallas	92.1	2.6	166.5	2.0	258.6	2.2
Other - North America	2,429.6	68.4	2,761.6	33.8	5,191.2	44.3
Europe - Other	—	—	2,547.3	31.2	2,547.3	21.8
Asia	—	—	911.8	11.2	911.8	7.8

Total	$3,550.6	100.0%	$8,156.6	100.0%	$11,707.2	100.0%

Dollars in Millions

Geographic Diversification

	December 31, 2007
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$612.5	9.7%	$549.5	6.6%	$1,162.0	7.9%
Metropolitan NY	411.2	6.5	256.6	3.0	667.8	4.5
Phoenix	265.4	4.1	307.7	3.7	573.1	3.9
Washington DC	263.6	4.1	279.3	3.3	542.9	3.7
Dallas	305.8	4.8	158.6	1.9	464.4	3.2
Atlanta	255.1	4.0	155.4	1.9	410.5	2.8
Philadelphia	314.4	5.0	67.0	0.8	381.4	2.6
Other - North America	3,915.6	61.8	2,740.0	32.8	6,655.6	45.3
Europe	—	—	3,036.4	36.3	3,036.4	20.6
Asia	—	—	810.1	9.7	810.1	5.5

Total	$6,343.6	100.0%	$8,360.6	100.0%	$14,704.2	100.0%

	December 31, 2008
Location	Capmark Bank Loan Portfolio(2)%		Capmark Non- Bank Loan Portfolio	%	Capmark Total Loan Portfolio	%

Southern California	$689.0	8.6%	$372.5	8.8%	$1,061.5	8.7%
Metropolitan NY	490.4	6.1	250.6	5.9	741.0	6.0
Phoenix AZ	339.5	4.2	286.1	6.7	625.6	5.1
Washington DC	331.5	4.1	281.1	6.6	612.6	5.0
Dallas TX	414.8	5.2	80.3	1.9	495.1	4.0
Chicago IL	403.6	5.0	44.8	1.1	448.4	3.6
San Francisco CA	397.4	4.9	27.2	0.6	424.6	3.5
Other - North America (3)	4,978.6	61.9	1,622.2	38.3	6,600.8	53.7
Europe (4)	—	—	483.1	11.4	483.1	3.9
Asia	—	—	794.2	18.7	794.2	6.5

Total	$8,044.8	100.0%	$4,242.1	100.0%	$12,286.9	100.0%

(1)   Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)   Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.

(3)   No one location represents more than 3.5% of the total portfolio.

(4)   Non-Bank amount includes $185.7 million of assets related to certain securitizations that are required under GAAP rules to be consolidated on Capmark’s balance sheet.

Loan Vintage - Capmark’s Global Loan Portfolio (1)

Dollars in Millions

	Loan Diversification by Origination Vintage
Vintage Year	December 31, 2007 Loan Portfolio (3)%		December 31, 2008 Loan Portfolio (3)%

2008	$—	—%	$1,979.1	16.0%
2007	9,136.8	62.1	6,608.6	53.8
2006	3,692.6	25.1	2,557.0	20.8
2005	1,131.9	7.7	634.7	5.2
2004	202.0	1.4	93.9	0.8
2003 & Prior	182.5	1.3	108.3	0.9
Acquired Non-Performing Loans (2)	358.4	2.4	305.3	2.5

Totals	$14,704.2	100.0%	$12,286.9	100.0%

(1)   Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)   Acquired non-performing loans are not assigned a vintage year.

(3)   Unpaid principal balance less the amount of any market valuation adjustments and other discounts to carrying value.

Summary of Funded Loans / Unfunded Commitments - Capmark’s Global Loan Portfolio (1)

Dollars in Millions

	Portfolio as of December 31, 2008				Unfunded Commitment
	Capmark Total Loan Portfolio	% of Funded Total	Unfunded Commitment	Total Potential Exposure	as of September 30, 2008

Capmark Bank Loans (2)
Agency	$169.4	2.1%	$16.3	$185.7	$56.3
Construction	1,130.8	14.1	626.2	1,757.0	826.1
Property Type(4)
Office	1,679.7	20.9	317.2	1,996.9	352.6
Multifamily	1,157.6	14.4	87.6	1,245.2	104.3
Retail	470.6	5.8	78.4	549.0	78.9
All Other	3,436.7	42.7	119.1	3,555.8	122.8

Total Capmark Bank Loans	$8,044.8	100.0%	$1,244.8	$9,289.6	$1,541.0

Non-Capmark Bank Loans
Agency	$8.8	0.2%	$—	$8.8	$—
Construction	353.4	8.3	191.6	545.0	189.5
Property Type(4)
Office	747.4	17.6	71.7	819.1	120.2
Multifamily	848.5	20.0	217.9	1,066.4	235.7
Retail	605.1	14.3	14.9	620.0	25.4
All Other	1,678.9	39.6	239.2	1,918.1	454.5

Total Non-Capmark Bank Loans	$4,242.1	100.0%	$735.3	$4,977.4	$1,025.3

Total Capmark Loans
Agency	$178.2	1.5%	$16.3	$194.5	$56.3
Construction	1,484.2	12.1	817.8	2,302.0	1,015.6
Property Type(4)
Office	2,427.1	19.7	388.9	2,816.0	472.8
Multifamily	2,006.1	16.3	305.5	2,311.6	340.0
Retail	1,075.7	8.8	93.3	1,169.0	104.3
All Other	5,115.6	41.6	358.3	5,473.9	577.3

Total Capmark Loans	$12,286.9	100.0%	$1,980.1	$14,267.0	$2,566.3

Dollars in Millions

Loan Portfolio (1)	Total Unfunded Commitment

December 31, 2008	$1,980.1

September 30, 2008	$2,566.3

June 30, 2008	$2,948.8

March 31, 2008	$3,599.9

December 31, 2007	$3,964.2

(1)   Capmark’s loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)   Capmark Bank loans consist only of loans owned by Capmark Bank, our Utah industrial bank subsidiary.

(3)   Unpaid principal balance less the amount of any market valuation adjustments and other discounts to carrying value.

(4)   Property types for Agency and Construction loans are not presented in this table.  For more information on property type diversification see page 3.

Weighted Average Loan To Value - Capmark’s Global Loan Portfolio

	December 31,		March 31,	June 30,	Sept. 30,	Dec. 31,
Loan To Value (LTV) statistics(1)	2006	2007	2008	2008	2008	2008

WA Loan to Value (%) - Capmark Non-Bank Loan Portfolio	70.9%	73.9%	72.3%	68.6%	70.6%	77.4%
WA Loan to Value (%) - Capmark Bank Loan Portfolio	65.5%	66.2%	65.2%	66.2%	66.6%	67.6%
WA Loan to Value (%) - All Loans	69.2%	70.4%	68.9%	67.2%	68.1%	70.4%

(1)     LTV is determined for the performing loan portfolio, where the collateral values that are used for determination of weighted average LTV are derived from appraisals at the time of the origination of a loan or any subsequent appraisal ordered and received by Capmark.   For property-repositioning and construction financings, the LTV percentages are typically based on the total commitment amount inclusive of future funding and a projected, appraised future stabilized value.

Non-Performing Assets - Capmark’s Global Loan Portfolio

Non-Performing Asset Statistics

Dollars in Millions	December 31,			March 31,	June 30,	Sept. 30,	Dec. 31,
Non-Performing Assets (1)	2005	2006	2007	2008	2008	2008	2008

Number of Loans	20	21	22	22	22	35	62

Gross unpaid principal balance	$179.6	$214.5	$259.3	$288.8	$346.8	$455.9	$933.3

Basis adjustments before allowance for loan losses (2)	(44.9)	(52.6)	(50.9)	(74.1)	(104.9)	(112.6)	(167.9)

Specifically assigned allowance for loan losses	(20.9)	(55.5)	(6.9)	(13.4)	(16.0)	(33.4)	(50.1)

Carrying value	$113.8	$106.4	$201.5	$201.3	$225.9	$309.9	$715.3

Ratio of non-performing assets to total loans and foreclosed real estate (3)	0.9%	0.9%	1.4%	1.3%	1.7%	2.4%	5.8%

Carrying value as a percentage of total assets	0.6%	0.5%	0.9%	0.9%	1.1%	1.4%	3.5%

Capmark’s historic loss severity on resolved non-performing loans from 2003 through December 31, 2008 was 34.09%.

(1)

Non-performing assets include all originated loans on non-accrual status and foreclosed real estate collateral. Non-performing assets do not include any non-performing loans acquired for investment purposes.

(2)	Basis adjustments include valuation charges, impacts from pushdown accounting, and other discounts to carrying value.
(3)

This ratio represents our ‘‘Non-Performing Assets’’ divided by our total loans (performing and non-performing) and real estate acquired through foreclosure on originated loans as of that period. All non-performing assets are assigned and allocated a specific allowance for loan losses. Non-performing assets are reported net of their actual specific reserves.

Loan Maturity - Capmark’s Global Loan Portfolio(1)

Loan Maturity by Fiscal Quarter

	Maturing Loans		Maturing Loans with Built-in Extension Options (2)		% of Total with Extension Options (3)
Dollars in Millions	Bank	Non Bank	Bank	Non Bank	Bank	Non Bank

Q1 2009	$693.7	$540.5	$301.4	$143.1	43.5%	26.5%
Q2 2009	587.6	134.3	469.9	62.8	80.0%	46.8%
Q3 2009	347.5	385.9	172.8	138.9	49.7%	36.0%
Q4 2009	432.4	395.2	342.8	194.6	79.3%	49.2%
Total	$2,061.2	$1,455.9	$1,286.9	$539.4	62.4%	37.0%

(1)

Capmark’s global loan portfolio consists of all loans (held for investment before allowance for loan losses and held for sale net of mark to market adjustments) reflected on Capmark’s consolidated balance sheet.

(2)

Represents current loan maturity date. Certain of these loans contain built-in extension options and therefore may have a final maturity date that is later than what is reflected in the table and extends beyond 2009.

(3)	Built-in extension options contain performance conditions that may not be achieved at current loan maturity date and therefore such extensions may not be available to the borrower.

Loan Origination - Capmark’s Global Loan Portfolio

The following table presents information concerning the volume of loans originated by Capmark by type of lending during the periods indicated.

Loan Origination Statistics

	Year Ended December 31,
	2005		2006		2007		2008
Dollars in Millions Lending Type	Loan Commitment Amount	%	Loan Commitment Amount	%	Loan Commitment Amount	%	Loan Commitment Amount	%

Capmark Bank (US Only)	$5,914.0	19.8%	$4,962.7	16.6%	$8,928.2	30.6%	$1,768.8	16.9%
Capmark Non-Bank(1)	10,449.0	35.1	11,904.8	39.9	7,551.3	25.8	381.6	3.6
GSE and Agency Lending	3,347.3	11.2	3,316.5	11.1	5,535.2	18.9	5,751.0	54.9
Third-Party	10,094.3	33.9	9,681.2	32.4	7,208.2	24.7	2,573.0	24.6

Total	$29,804.6	100.0%	$29,865.2	100.0%	$29,222.9	100.0%	$10,474.4	100.0%

(1)	Capmark Non-bank includes all Capmark loan originations other than loans categorized as GSE and Agency Lending and originations by Capmark Bank, our Utah industrial bank subsidiary.

Capmark’s Debt Ratings - Long Term And Short Term

The following table presents the credit ratings and ratings outlook assigned to our unsecured indebtedness by Moody’s, S&P and Fitch as of the date of this report. Credit ratings are opinions of a rated entity’s ability to meet its ongoing obligations. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each agency’s rating should be evaluated independently of any other agency’s rating.

Ratings as of April 23, 2009

Long-Term Senior Unsecured Debt Ratings

	Rating	Outlook

Standard & Poor’s	B+	Negative

Moody’s	B2	Negative

Fitch Ratings	B-	Negative

Short-Term Senior Unsecured Debt Ratings

	Rating	Outlook

Standard & Poor’s (1)	—	—

Moody’s (1)	—	—

Fitch Ratings	B	Negative

(1)  Moody’s and Standard & Poor’s do not rate our short term senior unsecured debt

Capmark’s Servicer Ratings

Ratings as of April 23, 2009

	Rating	Outlook

U.S. primary servicing

(1) Standard & Poor’s	Strong	Negative

(2) Fitch Ratings	CPS2-	Negative

(3) DBRS	Superior

U.S. master servicing

(1) Standard & Poor’s	Strong	Negative

(2) Fitch Ratings	CMS3-	Negative

(3) DBRS	Superior

U.S. special servicing

(1) Standard & Poor’s	Strong	Negative

(2) Fitch Ratings	CSS2-	Negative

(3) DBRS	Not Rated

UK / Ireland primary/master servicing

(1) Standard & Poor’s	Strong	Negative

(2) Fitch Ratings	CPS2+	Negative

(3) DBRS	Superior

UK / Ireland special servicing

(1) Standard & Poor’s	Strong	Negative

(2) Fitch Ratings	CSS2	Negative

(3) DBRS	Not Rated

(1)	“Strong” is the highest of five ratings given by S&P to servicing companies.
(2)

Companies with a level “1” rating, the highest category of rating given a servicer of a commercial real estate transaction by Fitch, are expected to have all areas of their company operating at “top efficiency and productivity” and must have “proven abilities and performance of the highest standards.”

(3)	“Superior” is the highest of four ratings given by DBRS to servicing companies.

Capmark’s Global Servicing Portfolio

Dollars in Millions

	December 31,
	2005		2006		2007		2008
Servicing Portfolio	# of Loans	UPB	# of Loans	UPB	# of Loans	UPB	# of Loans	UPB
Master / Primary / Special	15,515	$62,318	13,881	$57,888	12,797	$75,779	10,643	$69,908
Master / Primary	38,376	168,342	38,716	215,400	37,381	261,175	35,286	$266,832
Special	6,103	45,310	5,529	37,620	4,994	34,776	3,800	$25,385

Total	59,994	$275,970	58,126	$310,908	55,172	$371,730	49,729	$362,125

Originated	8,987	$68,338	9,551	$80,290	9,514	$91,927	9,432	$93,261
Acquired	29,307	166,702	28,540	187,536	27,100	234,163	22,983	$216,302
Contracted	21,700	40,930	20,035	43,082	18,558	45,640	17,314	$52,562

Total	59,994	$275,970	58,126	$310,908	55,172	$371,730	49,729	$362,125

Capmark Investments’ Assets Under Management

	December 31,			December 31,
Dollars in Millions (1)	2005	2006	2007	2008

Proprietary Investments:
Real estate equity	$398.8	$232.1	$191.8	$170.2
CMBS: below investment grade	192.0	224.7	76.5	32.4
CMBS: investment grade	22.4	19.3	8.8	20.8
ABS	—	34.4	2.6	—
Whole loans	122.0	48.2	47.5	56.2
Mezzanine debt	—	—	64.4	67.7
Commercial discount loans	—	—	5.5	3.6
CDOs	124.6	65.9	66.9	32.0
Funds invested in real estate equity	191.3	286.1	422.2	326.7
Funds invested in real estate debt instruments	39.9	78.9	100.1	62.0

Subtotal Proprietary Investments	1,091.0	989.6	986.3	771.6

Third Party Investments	8,624.1	8,799.3	9,328.2	8,186.3

Total Assets Under Management	$9,715.1	$9,788.9	$10,314.5	$8,957.9

Number of Clients	41	33	35	30

(1)	Amounts are subject to change based on the receipt of financial information for the underlying investments subsequent to the completion of the financial reports for the applicable period.